January 2, 2020

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:                             AltShares Trust (the “Trust”) (File Nos. 333-233772; 811-23475)

Request for Withdrawal of Amendment

Ladies and Gentlemen:

The Trust respectfully requests that the amendment (the “Amendment”) filed with the Securities and Exchange Commission (the “Commission”) on December 31, 2019 as EDGAR submission type “485APOS” (Accession No. 0001104659-19-077245) be withdrawn pursuant to Rule 477 under Regulation C under the Securities Act of 1933, as amended.  The Trust requests withdrawal of the Amendment because the Amendment should have been filed as EDGAR submission type “N-1A/A” but was inadvertently filed as a “485APOS.”  The Trust intends to file the Amendment as EDGAR submission type “N-1A/A” immediately subsequent hereto.  No securities have been sold in connection with the offering.

Thank you for your assistance with this matter.  If you have any questions or require further information, please contact Stacy Fuller at (202) 778-9475 or stacy.fuller@klgates.com.

Very truly yours,

/s/ John S. Orrico
John S. Orrico